

Mail Stop 3628

April 1, 2009

Via Facsimile and U.S. Mail

Shivbir S. Grewal, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

> **Re: Spectrum Pharmaceuticals, Inc.**
> **Schedule TO-I**
> **Filed March 23, 2009**
> **File No. 5-49329**

Dear Mr. Grewal:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1. We note that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). One of the conditions of that exemptive order is that the securities offered in the exchange offer will be issued under an employee benefit plan and the offer is conducted for compensatory purposes. Please advise us of your legal analysis for allowing security holders who tender to use the proceeds to purchase shares of common shares directly from you concurrently with the tender offer when the global exemptive order is limited to securities issued under an employee benefit plan.

Please also explain to us the compensatory purpose of the concurrent share purchase.

2. We note that if a security holder decides to use the proceeds received from the cash payment to purchase shares of common stock, then the number of shares will calculated based upon the closing price of your common stock three days after expiration. Since security holders will not know the number of shares they will receive in the offer, please tell us how you are complying with the requirement to disclose the amount of consideration being offered. Refer to Item 1004(a)(1)(ii) of Regulation M-A.

Summary of Terms, page 1

When will I receive my Cash Payment, page 2

3. We note that you will pay "as soon as practicable following expiration." Please revise, here and throughout your document, or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the termination of the offer.

The Offer, page 7

General; Eligibility, page 7

4. Explain to us the purpose of the language that any determination by you concerning the terms of the offer "will be final and binding on all parties." Please delete this language, here and throughout your document, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Offer Expiration Time, page 8

5. Please remove the references to a subsequent offering period throughout your document, since this is an issuer tender offer subject to Rule 13e-4, rather than a third-party tender offer subject to Regulation 14D. Refer to Section II.G.1. of SEC Release 33-7760.

Acceptance of and Payment for Eligible Options, page 13

6. We note that payment will be made through the payroll system. In addition, we note that the Share Purchase will be completed three business days after expiration. Please advise us of how you are complying with the prompt payment

requirement in Rule 14e-1(c). Refer to Section II.D. of SEC Release No. 34-43069.

Conditions to Completion of the Offer, page 15

7. We note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding supplementally.

Additional Information, page 20

8. Please refer to the first full paragraph on page 21. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Miscellaneous; Forward-Looking Statements, page 22

9. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Exhibit 99(a)(3)

10. We note that in the last full paragraph of the letter of transmittal you require security holders to represent that they have read the offer documents. Please revise to omit the term "read" from this paragraph since it implies that security holders may waive their rights under the federal securities laws.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review.

Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions